UNITED STATES
                SECURITIES EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

                         FORM 12b-25

                      I.A. EUROPE, INC.

            NOTIFICATION OF LATE FILING OF FORM 10-Q


For the Period Ended: December 31, 2001


PART I. REGISTRANT INFORMATION

Full name of Registrant: I.A. EUROPE, INC.

Address of Registrant: 14 Wall Street - 20th Floor
                       New York, New York 10005


PART II.  RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

    [x]       (a) The reasons described in reasonable detail in
                  Part III of this form could not be eliminated without unreasonable effort or expense;

    [x]       (b) The subject annual report on Form 10-Q will be
                  filed on or before the 5th calendar day
                  following the prescribed due date; and

              (c) The accountant's statement or other exhibit
                  required by Rule 12b-25(c) has been attached if applicable.

PART III.  NARRATIVE

State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period:

Despite its diligent efforts, the Company has not been able to compile, draft and prepare, by the scheduled due date, the information and data required to file the Form 10Q for the period ending December 31, 2001. The company shall utilize all its best efforts to have completed preparation of the Form 10q within five
(5) days and expects to do so within the proscribed period.



PART IV.   OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        Peter Moulinos              (212)           265-4600
        (Name)                   (Area Code)   (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                      [x] Yes       [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                      [ ] Yes       [x] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 14, 2002

I.A. EUROPE, INC.

/s/ Victor Minca
-----------------------
By: Victor Minca
Chief Executive Officer